UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170141

DIVISION OF
CORPORATION FINANCE

February 10, 2017

Amy C. Seidel
Faegre Baker Daniels LLP
amy.seidel@faegrebd.com

Re: Target Corporation
Incoming letter dated January 20, 2017

Dear Ms. Seidel:

This is in response to your letter dated January 20, 2017 concerning the shareholder proposal submitted to Target by John Chevedden. We also have received letters from the proponent dated January 20, 2017 and January 23, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB MEMORANDM M-07-16

February 10, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Target Corporation
Incoming letter dated January 20, 2017

The proposal requests that the board take the steps necessary to enable at least 50 shareholders to aggregate their shares for purposes of proxy access.

We are unable to conclude that Target has met its burden of establishing that it may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Target may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Ryan J. Adams
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

FISMA & OMB MEMORANDM M-07-16

FISMA & OMB MEMORANDM M-07-16

January 23, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Target Corporation (TGT)
Status Quo for Last Years Proxy Access
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 20, 2017 no-action request.

On page 6 the company complains about "complexity" but fails to devote even 25-words to the steps it would take to vet as few as 21 participants.

The company failed to provide any no action letters that were decided on the basis of "complexity."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Andrew Neuharth <Andrew.Neuharth@target.com>

JOHN CHEVEDDEN

FISMA & OMB MEMORANDM M-07-16

FISMA & OMB MEMORANDM M-07-16

January 20, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Target Corporation (TGT)
Status Quo for Last Years Proxy Access
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 20, 2017 no-action request.

The company claims that its de minimis year-old proxy access entities it to respite.
The company failed to provide any data on the percent of its shares which have been owned continuously for 3-years – which are the only shares that count for proxy access. Not even a guesstimate. The company has the burden of proof.

There has been only one attempt to use proxy access and it got shot down at the starting gate.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Andrew Neuharth <Andrew.Neuharth@target.com>

[TGT – Rule 14a-8 Proposal, December 1, 2016]
[This line and any line above it – *Not* for publication.]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors take the steps necessary to enable at least 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

This proposal has added importance to our company because GMI Analyst said governance issues at Target Corporation include board composition and accounting. Two non-executive board members (Mulcahy and Austin) who also serve on board committees, are considered overboarded. There was a $100 million write downs in March 2015 related to severance costs associated with layoffs.

Despite serving on four boards, director Roxanne Austin also served on two standing board committees at Target, including her role as chair of the Infrastructure and Investment Committee. Similarly, Anne Marie Mulcahy serves on four boards while also chairing Target's Human Resources and Compensation Committee. This level of board service calls into question the directors' ability to fulfill their time obligations to Target's board and committees. Additionally, no board members possess general expertise in risk management. As one of the largest retailers in the US, Target is highly exposed to regulatory and reputational risks associated with privacy and data security issues.

Practices like the above make a case for shareholders to replace directors.

Please vote to enhance shareholder value:

Shareholder Proxy Access Reform – Proposal [4]

[The above line – *Is* for publication.]

FaegreBD.com

FAEGRE BAKER DANIELS

USA ▾ UK ▾ CHINA

Amy C. Seidel
amy.seidel@FaegreBD.com
Direct **+1 612 766 7769**

Faegre Baker Daniels LLP
2200 Wells Fargo Center 90 South Seventh Street
Minneapolis Minnesota 55402-3901
Phone **+1 612 766 7000**
Fax **+1 612 766 1600**

January 20, 2017

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

BY E-MAIL

Re: Target Corporation – Notice of Intent to Exclude from Proxy Materials Shareholder Proposal of John Chevedden

Dear Ladies and Gentlemen:

This letter is submitted on behalf of Target Corporation, a Minnesota corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2017 Annual Meeting of Shareholders scheduled for June 14, 2017 (the "2017 Proxy Materials"), a shareholder proposal (the "Proposal") from John Chevedden (the "Proponent"). The Company requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action to the Commission if the Company excludes the Proposal from its 2017 Proxy Materials in reliance on Rule 14a-8.

Pursuant to Rule 14a-8(j) and *Staff Legal Bulletin No. 14D* (November 7, 2008), we have submitted this letter and its attachments to the Commission via e-mail at shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to exclude the Proposal from its 2017 Proxy Materials. We would also be happy to provide you with a copy of each of the no-action letters referenced herein on a supplemental basis per your request.

The Company intends to file its 2017 Proxy Materials on or about May 1, 2017.

The Proposal

The Company received the Proposal on December 1, 2016. A full copy of the Proposal is attached hereto as Exhibit A. The Proposal reads as follows:

> Shareholders request that our board of directors take the steps necessary to enable at least 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.
>
> Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.
>
> Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.
>
> This proposal has added importance to our company because GMI Analyst said governance issues at Target Corporation include board composition and accounting. Two non-executive board members (Mulcahy and Austin) who also serve on board committees, are considered overboarded. There was a $100 million write downs in March 2015 related to severance costs associated with layoffs.
>
> Despite serving on four boards, director Roxanne Austin also served on two standing board committees at Target, including her role as chair of the Infrastructure and Investment Committee. Similarly, Anne Marie Mulcahy serves on four boards while also chairing Target's Human Resources and Compensation Committee. This level of board service calls into question the directors' ability to fulfill their time obligations to Target's board and committees. Additionally, no board members possess general expertise in risk management. As one of the largest retailers in the US, Target is highly exposed to regulatory and reputational risks associated with privacy and data security issues.
>
> Practices like the above make a case for shareholders to replace directors.

Further correspondence between the Company and the Proponent is attached hereto as Exhibit B.

Basis for Exclusion

The Company hereby respectfully requests that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal. On November 11, 2015, the Company's board of directors (the "Board") amended and restated the Company's Bylaws to implement a proxy access bylaw (the "Company Proxy Access Bylaw"). The existing Company Proxy Access bylaw satisfies the Proposal's essential objective of providing a means for "shareholders to replace directors" through the use of proxy access. Furthermore, the existing Company Proxy Access Bylaw strictly conforms to two of the three proxy access terms the Proposal requests (namely, a stock ownership requirement of 3% and a holding requirement of 3 years). The Company's Bylaws, as amended and restated effective November 11, 2015 (the "Bylaws"), and filed with the Commission as an exhibit to the Company's Current Report on Form 8-K on November 12, 2015, are attached to this letter as Exhibit C.

Analysis

The Proposal May be Excluded Under Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) "Substantial Implementation" Background.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if it has already substantially implemented the proposal. The Commission stated in 1976, in discussing the predecessor to Rule 14a-8(i)(10), that the exclusion is "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." Exchange Act Release No. 12598 (July 7, 1976). The Commission adopted the "substantially implemented" standard in 1983 after determining that the "previous formalistic application of [the Rule] defeated its purpose." Exchange Act Release No. 34-20091 (Aug. 16, 1983). The Commission codified this revised interpretation in Exchange Act Release No. 40018 at n. 30 (May 21, 1998). Therefore, Rule 14a-8(i)(10) does not require companies to implement every detail of a proposal in order for a proposal to be excluded so long as a company's prior actions address the essential objective and underlying concerns of the proposal. *See, e.g., AGL Resources, Inc.* (Mar. 5, 2015); *Exelon Corp.* (Feb. 26, 2010); *Anheuser-Busch Cos., Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (Jul. 3, 2006); *Talbots Inc.* (Apr. 5, 2002).

Applying this standard, the Staff has previously recognized that a determination of whether a company has substantially implemented a proposal should depend upon "whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco. Inc.* (Mar. 28, 1991). A company's actions may "compare favorably" with a proposal despite not addressing the entirety of the actions requested by the proposal. *See, e.g., Walgreen Co.* (Sept. 26, 2013); *Johnson & Johnson* (Feb. 17, 2006); *Masco Corp.* (Mar. 29, 1999). The Staff has also permitted exclusion under Rule 14a-8(i)(10) where a company has satisfied the essential objectives of the proposal even though the company's actions in implementing the proposal add certain procedural limitations or restrictions not contemplated by the proposal. *See General Dynamic Corp.* (Feb. 6, 2009); *Hewlett-Packard Co.* (Dec. 11, 2007).

The Staff Has Granted No-Action Relief Where a Company's Proxy Access Bylaw Substantially Implements a Proxy Access Proposal.

Recently, the Staff granted no-action relief to several companies under Rule 14a-8(i)(10) on the basis that proxy access bylaws adopted by those companies substantially implemented stockholder proposals requesting such bylaws, in each case because the bylaws adopted "addressed the proposal's essential objective." *See, e.g., Huntsman Corporation* (Jan. 13, 2017); *AutoNation, Inc.* (Dec. 30, 2016); *Danaher Corporation, Valley National Bancorp,* and *Lockheed Martin Corporation* (Dec. 19, 2016); *Berry Plastics Group, Inc.* (Dec. 14, 2016); *Cisco Systems, Inc.* and *WD-40 Company* (Sept. 27, 2016); *Oracle Corporation* (Aug. 11, 2016); *Cardinal Health, Inc.* (July 20, 2016); *Leidos Holdings, Inc.* (May

4, 2016); *Equinix, Inc.* (Apr. 7, 2016); *Amphenol Corporation* (Mar. 29, 2016) (granting no-action relief upon company's reconsideration request under Rule 14a-8(i)(10) following the Staff's denial of no-action relief under Rule 14a-8(i)(3)); *Omnicom Group Inc.* (Mar. 22, 2016); *General Motors Company* (Mar. 21, 2016); *Quest Diagnostics Incorporated* (Mar. 17, 2016); *Chemed Corporation, Eastman Chemical Company*, and *Newell Rubbermaid Inc.* (Mar. 9, 2016); *Amazon.com, Inc., Anthem, Inc., Fluor Corporation, International Paper Company, ITT Corporation, McGraw Hill Financial, Inc., PG&E Corporation, Public Service Enterprise Group Incorporated, Sempra Energy,* and *Xylem Inc.* (Mar. 3, 2016); *The Wendy's Company* (Mar. 2, 2016); *Reliance Steel & Aluminum Co.* and *United Continental Holdings, Inc.* (Feb. 26, 2016); and *Alaska Air Group, Inc., Baxter International Inc., Capital One Financial Corporation, Cognizant Technology Solutions Corporation, The Dun & Bradstreet Corporation, General Dynamics Corporation, Huntington Ingalls Industries, Inc., Illinois Tool Works Inc., Northrop Grumman Corporation, PPG Industries, Inc., Science Applications International Corporation, Target Corporation, Time Warner Inc., UnitedHealth Group, Inc.*, and *The Western Union Company* (Feb. 12, 2016). *See also General Electric Company* (Mar. 3, 2015). In those few instances where the Staff has declined to provide no-action relief under Rule 14a-8(i)(10), it was because the ownership threshold percentage differed between the bylaw adopted by the company (5%) and the request in the proposal (3%). *See, e.g., Flowserve Corporation* (Feb. 12, 2016); *SBA Communications Corp.* (Feb. 12, 2016).

The Existing Company Proxy Access Bylaw Substantially Implements All Key Features and the Essential Objective of the Proposal.

The essential objective of the Proposal, as noted in its conclusory statement, is to provide a means for "shareholders to replace directors" through a proxy access right. As noted above and as the Proposal fails to mention, prior to the Company's receipt of the Proposal, the Board already adopted a useable proxy access right in the form of the existing Company Proxy Access Bylaw on substantially the same terms the Proponent requests. The existing Company Proxy Access Bylaw compares favorably with the Proposal because it enables a group of shareholders who own 3% of the Company's voting stock for 3 years to use the proxy access right. In Section 2.01(c) of its Bylaws, the Company requires the same ownership threshold for the same amount of time as the terms requested by the Proponent: "In order to make a nomination pursuant to this Section 2.10, an Eligible Shareholder must have owned . . . at least 3% of [the Company's] outstanding common stock (the "Required Shares") continuously for at least three years." Because the existing Company Proxy Access Bylaw already contains the same key features (3% ownership threshold and 3 year holding period) as the proxy access right requested in the Proposal, the Company already addressed the Proposal's essential objective, consistent with the other instances where the Staff has provided no-action relief under Rule 14a-8(i)(10).

A 50-Stockholder Aggregation is not Required for the Proposal to be Substantially Implemented.

The Proponent also asks that the proposed proxy access bylaw "enable at least 50 shareholders to aggregate their shares" to use the proxy access right. The existing Company Proxy Access Bylaw allows groups of up to 20 shareholders to aggregate their shares. Section 2.10(a) of the Company's Bylaws states: "[The Company] shall include in its proxy statement for such annual meeting, in addition to any persons nominated for election by the Board or any committee thereof, the name, together with the Required Information (as defined below), of any person nominated for election (the "Shareholder Nominee") to the Board by a shareholder or group of no more than 20 shareholders that satisfies the requirements of this Section 2.10 (the "Eligible Shareholder")." The Staff has repeatedly found that a proxy access proposal has been substantially implemented when a proposal asks for a higher aggregation limit than the limit set by the company that received the proposal. *See General Electric Company* (Mar. 3, 2015); *Cisco Systems, Inc.* and *WD-40 Company* (Sept. 27, 2016); *Cardinal Health, Inc.* (July 20, 2016); *NVR, Inc.* (recon. Mar. 25, 2016); *Amazon.com, Inc.* (Mar. 3, 2016), and *Capital One Financial Corp.*, *Target Corp.* and *Time Warner Inc.* (Feb. 12, 2016). Based on that precedent, given that the existing Company Proxy Access Bylaw meets the other terms requested by the Proposal, the existing Company Proxy Access Bylaw satisfies the essential objective of the Proposal despite limiting the group to 20 shareholders.

The Existing Company Proxy Access Bylaw Substantially Implements the Proposal Regardless of Whether the Proposal is Characterized as An Adoption Proposal or an Amendment Proposal.

Notably, the Proposal does not specifically request an amendment of the existing Company Proxy Access Bylaw. The Proposal does not acknowledge that the existing Company Proxy Access Bylaw incorporates two of the three terms that the Proposal specifically requests. In fact, other than a vague reference to "rigorous rules our management adopted," the Proposal does not even acknowledge that a proxy access bylaw was enacted by the Company over a year ago, of which the Proponent certainly has personal knowledge. *See Target Corporation* (Feb. 12, 2016) (permitting exclusion of a similar proposal from the Proponent on the basis that the proposal was substantially implemented). In this regard, the Proposal is distinct from the proposals asking for changes in existing proxy access bylaws that other companies recently received where the Staff has not found the proposed amendments to be substantially implemented. *See H&R Block* (July 21, 2016); *Microsoft Corporation* (Sept. 27, 2016); *Apple* (Oct. 27, 2016); *Walt Disney Company* (Nov. 3, 2016); *Walgreens Boots Alliance* (Nov. 3, 2016); and *Whole Foods Market* (Nov. 3, 2016). In those proposals, the proponents acknowledged the companies' existing proxy access bylaws and specifically asked that the companies' boards "revise," "amend," or include an "enhancement package" to the bylaws to incorporate several specific changes that the proponent felt would improve the existing proxy access bylaws. Instead, this Proposal only asks the Board to "enable" a group of shareholders "in order to make use of shareholder proxy access" to provide means for "shareholders to replace directors" on terms substantially similar to the terms of the existing Company Proxy Access Bylaw. Even the title of the Proposal, which the Proponent states is part of the Proposal, "Shareholder Proxy Access Reform," seemingly refers to the general shareholder initiative to encourage the adoption of proxy access bylaws. Furthermore, two of the Proposal's paragraphs, representing the majority of the Proponent's supporting statement, address the Proponent's specific concerns with two of the Company's directors, leading to the Proponent's conclusion regarding the need for shareholders to have a means "to replace directors." As a result, the Company believes its shareholders would read the Proposal to request adoption of an initial proxy access bylaw, which the Company has already adopted in the form of the existing Company Proxy Access Bylaw.

Even if the Proposal was read to imply that the Proponent was seeking an amendment of the existing Company Proxy Access Bylaw, the Proposal is nonetheless substantially implemented. The Proposal requests proxy access with three key features: a 3% ownership threshold, a 3-year holding requirements, and an aggregation limit of 50 shareholders. As detailed above, the Company already has a 3% ownership threshold and a 3-year holding requirement, and the Staff has held consistently found that a proxy access proposal has been substantially implemented when a proposal asks for a higher aggregation limit than the limit set by the company that received the proposal, including where a proxy access proposal seeks to entirely eliminate the aggregation limit.

The Staff has taken a similar position where a company that has already adopted a proxy access bylaw received a shareholder proposal to amend the bylaw in limited respects, including changing the aggregation limit. In *NVR, Inc.* (granted on recon., Mar. 25, 2016), for example, a shareholder sought to amend the company's existing proxy access bylaw in four respects: to reduce the minimum ownership requirements from 5% of the outstanding stock to 3%; to provide that a shareholder would be deemed to own shares loaned to another person if the shareholder could recall the shares within five business days (as opposed to three business days); to eliminate a 20-shareholder aggregation limit; and to remove a requirement that that a nominator represent that it will continue to hold the minimum required shares for at least one year after the annual meeting. The company revised its bylaw to implement the first two requested amendments, but did not implement the other two (and, therefore, did not eliminate the aggregation limit). The Staff nevertheless agreed that the company had substantially implemented the proposal. The Staff reached the same conclusion on substantially similar facts in *Oshkosh Corp.* (Nov. 4, 2016). Both the *NVR, Inc.* and *Oshkosh Corp.* letters indicate that even a proposal requesting amendments to a company's existing proxy access bylaws will not require the company to amend the aggregation limit, so long as the existing bylaws achieve the proposal's essential objective.

In the case of the Company, the 20-shareholder aggregation limit included in the Bylaws does not prevent shareholders from making use of proxy access. Based on information furnished by FactSet Research Systems Inc. as of January 16, 2017, the Company's top five largest shareholders each own over 3% of the Company's common stock, the Company's 20 largest shareholders in the aggregate own approximately 49.33% of the Company's outstanding common stock and any combination of 20 of the Company's top 105 shareholders could aggregate to meet the 3% ownership requirement. As a result, there are many opportunities for groups of much less than 20 shareholders to aggregate their shares to reach the 3% ownership requirement. Furthermore, the extent to which changing the aggregation limit to 50 shareholders would meaningfully enhance the availability of proxy access to particular shareholders cannot be known. The increased complexity to the shareholder of coordinating such a group of shareholders would be matched by the increased administrative complexity to the Company of reviewing the submission of a group of up to 50 shareholders. For all these reasons, 20 has become a market standard for the aggregation limit and is included in a majority of proxy access bylaws adopted by companies to date, including the proxy access bylaws adopted by several of the largest institutional shareholders in the United States. Accordingly, an aggregation limit of 20 shareholders does not meaningfully limit the proxy access right afforded to shareholders.

Based on the foregoing analysis and the precedents described above, the Company is of the view that the Proposal has already been substantially implemented and, therefore, is excludable under Rule 14a-8(i)(10).

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2017 Proxy Materials pursuant to Rule 14a-8. We would be happy to provide any additional information and answer any questions regarding this matter. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer prior to the determination of the Staff's final position.

Please feel free to call me at (612) 766-7769 if I can be of any further assistance in this matter.

Thank you for your consideration.

Best Regards,

FAEGRE BAKER DANIELS LLP

Amy C. Seidel
Partner

cc: Andrew J. Neuharth
Target Corporation

John Chevedden

FISMA & OMB Memorandum M-07-16

Exhibit A

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, December 01, 2016 11:42 PM
To: Andrew.Neuharth
Subject: [EXTERNAL] Rule 14a-8 Proposal (TGT)``
Attachments: CCE01122016_10.pdf

Mr. Gordon,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. Timothy R. Baer
Corporate Secretary
Target Corporation (TGT)
1000 Nicollet Mall
Minneapolis, MN 55403
PH: 612-304-6073
FX: 612-761-5555

Dear Mr. Baer,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden

December 1, 2016
Date

cc: Andrew Neuharth <Andrew.Neuharth@target.com>
Senior Corporate Counsel
PH: 612-696-2843
FX: 612-696-6909
FX: 612-696-2018

[TGT – Rule 14a-8 Proposal, December 1, 2016]
[This line and any line above it – *Not* for publication.]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors take the steps necessary to enable at least 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

This proposal has added importance to our company because GMI Analyst said governance issues at Target Corporation include board composition and accounting. Two non-executive board members (Mulcahy and Austin) who also serve on board committees, are considered overboarded. There was a $100 million write downs in March 2015 related to severance costs associated with layoffs.

Despite serving on four boards, director Roxanne Austin also served on two standing board committees at Target, including her role as chair of the Infrastructure and Investment Committee. Similarly, Anne Marie Mulcahy serves on four boards while also chairing Target's Human Resources and Compensation Committee. This level of board service calls into question the directors' ability to fulfill their time obligations to Target's board and committees. Additionally, no board members possess general expertise in risk management. As one of the largest retailers in the US, Target is highly exposed to regulatory and reputational risks associated with privacy and data security issues.

Practices like the above make a case for shareholders to replace directors.

Please vote to enhance shareholder value:

Shareholder Proxy Access Reform – Proposal [4]

[The above line – *Is* for publication.]

John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Exhibit B

From: Andrew.Neuharth <Andrew.Neuharth@target.com>
Sent: Tuesday, December 13, 2016 1:56 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: [EXTERNAL] Rule 14a-8 Proposal (TGT)``
Attachments: Procedural Defect Notice - 12-13-2016.pdf

Mr. Chevedden,

Attached please find a PDF of a letter regarding the shareholder proposal you submitted. I also sent this to you by FedEx.

Regards,

Andrew

Andrew J. Neuharth | Director Counsel | Law Department | Target | 1000 Nicollet Mall, TPS-3155 | Minneapolis, MN 55403 | 612-696-2843 (ph)

-----Original Message-----
From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, December 01, 2016 11:42 PM
To: Andrew.Neuharth <Andrew.Neuharth@target.com>
Subject: [EXTERNAL] Rule 14a-8 Proposal (TGT)``

Mr. Gordon,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

TARGET

Direct: (612) 696-2843
Email: andrew.neuharth@target.com

December 13, 2016

<u>Sent Via Email and UPS</u>

John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Procedural Defect in Rule 14a-8 Proposal

Dear Mr. Chevedden:

On December 1, 2016 (the "Receipt Date" and the "Submission Date") we received the proposal you submitted for inclusion in Target's proxy statement for the 2017 Annual Meeting pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended. We are writing to notify you of a procedural defect in the proposal and to provide you with an opportunity to remedy the defect by submitting sufficient proof of your ownership of Target voting shares, that (a) covers the one year period preceding and including the Submission Date, (b) verifies the amount of securities you held during that period and (c) is signed by an authorized representative of the "record" holder of your securities.

Proof of Ownership

In order to be eligible to submit a shareholder proposal, you must have continuously held at least $2,000 in market value, or 1%, of Target's shares entitled to vote on the proposal at the 2017 Annual Meeting for at least the one-year period preceding and including the Submission Date and continue to hold the required amount of shares through the date of the 2017 Annual Meeting. Upon examination of Target's records, we are unable to verify that you are a record holder of sufficient Target voting shares to be eligible to submit a proposal for the 2017 Annual Meeting.

Pursuant to Rule 14a-8(b), since you are not a record holder, you must provide Target with documentation as to your ownership of the required amount of Target voting shares. Sufficient proof must be in the form of either:

- a written statement from the "record" holder of your Target voting shares (usually a broker or bank) verifying that, as of the date you submitted your proposal, you continuously held the required amount of Target voting shares for at least the one-year period preceding and including the Submission Date; or
- a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 filed with the Securities and Exchange Commission ("SEC"), or amendments to those documents or updated forms, reflecting your ownership of the required amount of Target voting shares as of the date on which the one-year eligibility period begins, and a written statement that you continuously held the required amount of Target voting shares for at least the one-year period.

If you intend to demonstrate your ownership by submitting a written statement from the "record" holder of your Target voting shares, please note that most large U.S. brokers and banks deposit their customers' shares with, and hold those shares through, the Depository Trust Company ("DTC"). Under SEC Staff Legal Bulletins No. 14F ("SLB 14F") and 14G ("SLB 14G"), only DTC participants and their affiliates are viewed as "record" holders of shares that are deposited at DTC. You can confirm whether your bank or broker is a DTC participant by asking your broker or bank or by checking the DTC's participant list, which is currently available on the Internet at:

http://dtcc.com/client-center/dtc-directories.aspx

In these situations, proof of ownership must be obtained from the DTC participant or affiliate through which your Target voting shares are held, as follows:

- If your broker or bank is a DTC participant or affiliate, then you must submit a written statement from your broker or bank verifying that for at least the one-year period preceding and including the Submission Date, you continuously held the required amount of Target voting shares.
- If your broker or bank is not a DTC participant or affiliate, then you must submit proof of ownership from the DTC participant or affiliate through which your Target voting shares are held verifying that for at least the one-year period preceding and including the Submission Date, you continuously held the required amount of Target voting shares. You should be able to find out the identity of the DTC participant by asking your broker or bank. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that for at least the one-year period preceding and including the Submission Date, you continuously held the required amount of Target voting shares: (1) one from your broker or bank confirming your continuous ownership of Target voting shares, and (2) the other from the DTC participant confirming the continuous ownership of Target voting shares by your broker or bank.

SLB 14F provides that the following is an acceptable format for your broker or bank to provide the required proof of ownership as of the Submission Date for purposes of Rule 14a-8(b):

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."

SLB 14G indicates that the date of submission of a proposal is the date that the proposal is postmarked or transmitted electronically. It appears based on your email time stamp that your proposal was emailed on December 1, 2016, which is why we have identified that date as the Submission Date above.

Please submit proof of ownership that (a) covers the one year period preceding and including the Submission Date, (b) verifies the amount of Target voting shares you held during that period and (c) is signed by an authorized representative of the "record" holder of your securities. For your reference, we have included a copy of SEC Rule 14a-8, SLB 14F and SLB 14G.

Response Required Within 14 Days of Receipt

You may direct your response to my attention using the contact information in the letterhead. Please ensure your response is postmarked, or transmitted electronically, no later than 14 days from the date that you receive this letter. Failure to remedy the procedural defect discussed in this letter within that time period may entitle Target to exclude the proposal from its 2017 proxy statement. Please note that, even if you remedy the procedural defect, the proposal might raise other issues that form a basis for exclusion from Target's 2017 proxy statement.

We appreciate your cooperation in substantiating your eligibility to submit a proposal for the 2017 Annual Meeting.

Best Regards,

Andrew J. Neuharth
Director Counsel

cc: Dave Donlin

Enclosures

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to “you” are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word “proposal” as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the “record” holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Director elections: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In The Hain Celestial Group, Inc. (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, Hain Celestial has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow Hain Celestial.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date before the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date after the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] See Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. See Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. See Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] See Exchange Act Rule 17Ad-8.

[6] See Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] See KBR Inc. v. Chevedden, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); Apache Corp. v. Chevedden, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] Techne Corp. (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. See Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, additional proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow Layne Christensen Co. (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by

the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] See, e.g., Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)…."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date before the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date after the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, December 21, 2016 3:09 PM
To: Andrew.Neuharth
Subject: [EXTERNAL] Rule 14a-8 Proposal (TGT) blb
Attachments: CCE21122016_10.pdf

Mr. Neuharth,
Please see the attached broker letter.
Sincerely,
John Chevedden

Personal Investing

P.O. Box 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

TGT

Post-it® Fax Note 7671	Date 12-21-16 # of pages▶
To Andrew Neuharth	From John Chevedden
Co./Dept.	Co.
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***
Fax # 612-696-2018	Fax #

December 20, 2016

John R. Chevedden

FISMA & OMB Memorandum M-07-16

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than the share quantity listed in the following table in each of the following securities, since July 1, 2015:

Security name	CUSIP	Trading symbol	Share quantity
General Motors Company	37045V100	GM	100
Pacific Gas and Electric Company	69331C108	PCG	80
UnitedHealth Group, Inc.	91324P102	UNH	70
Target Corp.	87612E106	TGT	60
Alaska Air Group, Inc.	011659109	ALK	500

The securities referenced in the preceding table are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments subsidiary.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-397-9945 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday) and entering my extension 15838 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W097977-20DEC16

Exhibit C

BYLAWS

OF

TARGET CORPORATION

(As Amended Through November 11, 2015)

SHAREHOLDERS

Section 1.01. Place of Meetings and Annual Meeting

Meetings of the shareholders shall be held at the principal executive office of the corporation or at such other place or places as the Board may from time to time designate. The regular annual meeting of the shareholders shall be held on such day each year as shall be designated by the Board, and at such time as the Board may from time to time designate, for the election of Directors and for the transaction of such other business as may lawfully come before such meeting.

Section 1.02. Shareholders' Special Meetings

Special meetings of the shareholders may be called for any purpose or purposes, at any time, by the Chief Executive Officer; by the Chief Financial Officer; by the Board or any two or more members thereof; or by one or more shareholders holding not less than 10% of the voting power of all shares of the corporation entitled to vote (except that a special meeting for the purpose of considering any action to directly or indirectly facilitate or effect a business combination, including any action to change or otherwise affect the composition of the Board for that purpose, must be called by 25% or more of the voting power of all shares of the corporation entitled to vote), who shall demand such special meeting by written notice given to the Chief Executive Officer or the Chief Financial Officer specifying the purpose or purposes of such meeting.

Section 1.03. Meetings Held Upon Shareholder Demand

Within 30 days of receipt of a demand by the Chief Executive Officer or the Chief Financial Officer from any shareholder or shareholders entitled to call a meeting of the shareholders, it shall be the duty of the Board to cause a special or regular meeting of shareholders, as the case may be, to be duly called and held on notice no later than 90 days after receipt of such shareholder's or shareholders' demand. If the Board fails to cause such a meeting to be called and held as required by this Section, the shareholder or shareholders making the demand may call the meeting by giving notice as provided in Section 1.04 at the expense of the corporation.

Section 1.04. Notices of Meetings

Except as otherwise specified in Section 1.03 or required by law, written notice of the time and place of every meeting of shareholders, and in the case of a special meeting the purpose or purposes of the meeting, shall be given at least 10 days and not more than 60 days previous thereto, to each shareholder of record entitled to vote at the meeting. Notice may be given to a shareholder by means of electronic communication if the requirements of Minnesota Statutes Section 302A.436, Subdivision 5, as amended from time to time, are met. Notice to a shareholder is also effectively given if the notice is addressed to the shareholder or a group of shareholders in a manner permitted by the rules and regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provided that the corporation has first received the written or implied consent required by those rules and regulations. The business transacted at a special meeting of shareholders is limited to the purpose or purposes stated in the notice of the meeting.

Section 1.05. Quorum

A quorum at any meeting of shareholders shall consist of shareholders representing, either in person or by proxy, a majority of the outstanding shares of the corporation entitled to vote at such meeting, except as otherwise specially provided by law. If a quorum is not present at any such meeting, it may be adjourned from time to time until a quorum is present.

Section 1.06. Adjournments

Any meeting of the shareholders may be adjourned from time to time to another date, time and place. If any meeting of the shareholders is so adjourned, no notice as to such adjourned meeting need be given if the date, time and place at which the meeting will be reconvened are announced at the time of adjournment and the adjourned meeting is held not more than 120 days after the date fixed for the original meeting.

Section 1.07. Proposals Regarding Business Other Than Director Nominations

(a) The business transacted at any special meeting of shareholders is limited to the purpose or purposes stated in the notice of the meeting given pursuant to Section 1.04. The proposal of business (other than the nomination and election of Directors, which is subject to Sections 2.09 and 2.10) to be considered by the shareholders at an annual meeting of shareholders may be made (i) pursuant to the corporation's notice of meeting, (ii) by or at the direction of the Board, or (iii) by any shareholder of the corporation who complies with this Section 1.07.

(b) For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of the corporation. To be timely, a shareholder's notice must be received by the Secretary not less than 90 days prior to the first anniversary of the preceding year's annual meeting. If, however, the date of the annual meeting is more than 30 days before or 60 days after such anniversary date, notice by a shareholder is timely only if so received not less than 90 days before the annual meeting or, if later, within 10 days after the first public announcement of the date of the annual meeting. Except to the extent otherwise required by law, the adjournment of an annual meeting will not commence a new time period for the giving of a shareholder's notice as required above.

(c) A shareholder's notice to the corporation must set forth as to each matter the shareholder proposes to bring before an annual meeting:

(i) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting;

(ii) any material interest in such business of the shareholder and of any beneficial owners on whose behalf the proposal is made;

(iii) the name and address of such shareholder, as they appear on the corporation's books, and of any such beneficial owner;

(iv) (A) the class or series (if any) and number of shares of the corporation that are beneficially owned by such shareholder or any such beneficial owner, (B) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the corporation or with a value derived in whole or in part from the value of any class or series of shares of the corporation, whether or not such instrument or right is subject to settlement in the underlying class or series of capital stock of the corporation or otherwise (a "Derivative Instrument") owned beneficially by such shareholder or any such beneficial owner and any other opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the corporation, (C) any proxy, contract, arrangement, understanding, or relationship pursuant to which such shareholder or any such beneficial owner has a right to vote any shares of the corporation, (D) any short interest of such shareholder or any such beneficial owner in any security of the corporation (for purposes of these Bylaws, a person shall be deemed to have a "short interest" in a security if such person has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security), (E) any rights to dividends on the shares of the corporation owned beneficially by such shareholder or any such beneficial owner that are separated or separable from the underlying shares of the corporation, (F) any proportionate interest in shares of the corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such shareholder or any such beneficial owner is a general partner or, directly or indirectly, beneficially owns an interest in a general partner, and (G) any performance-related fees (other than an asset-based fee) that such shareholder or any such beneficial owner is entitled to based on any increase or decrease in the value of shares of the corporation or Derivative Instruments, if any, as of the date of such notice, including without limitation any such interests held by members of such shareholder's or any such beneficial owner's immediate family sharing the same household (which information called for by this Section 1.07(c)(iv) shall be supplemented by such shareholder not later than 10 days after the record date for the meeting to update and disclose such information as of the record date); and

(v) a representation that the shareholder is a holder of record of shares entitled to vote at the meeting, will continue to be a holder of record of shares entitled to vote at the meeting through the date of the meeting, and intends to appear in person or by proxy at the meeting to make the proposal.

(d) The presiding officer at such meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the procedures described in this Section 1.07 and, if the presiding officer so determines, any such business not properly brought before the meeting shall not be transacted.

(e) Public announcement" means disclosure (i) when made in a press release reported by the Dow Jones News Service, Associated Press, or comparable national news service, (ii) when contained in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14, or 15(d) of the Exchange Act, or (iii) when given as the notice of the meeting pursuant to Section 1.04.

(f) With respect to this Section 1.07, a shareholder must also comply with all applicable requirements of Minnesota law and the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 1.07.

(g) Notwithstanding anything to the contrary in this Section 1.07, this Section 1.07 does not apply to any shareholder proposal made pursuant to Rule 14a-8 promulgated under the Exchange Act. The requirements, procedures, and notice deadlines of Rule 14a-8 shall govern any proposal made pursuant thereto.

BOARD OF DIRECTORS

Section 2.01. Regular Meetings

Regular meetings of the Board may be established by the Board. They may be held without notice at the principal executive office of the corporation, or at such other place or places as the Board may from time to time designate.

Section 2.02. Special Meetings

Special meetings of the Board may be called at any time by any member of the Board, the Chief Executive Officer, or the Secretary of the corporation, to be held at the principal executive office of the corporation or at such other place or places as the Directors may from time to time designate. Notices of all special meetings of the Board shall be given to each Director by twenty-four hours' service of the same by letter, by telephone, by electronic communication or personally, provided that when notice is mailed, at least three days' notice shall be given.

Section 2.03. Quorum

A majority of the Directors currently holding office shall be necessary at all meetings to constitute a quorum for the transaction of business, except as otherwise provided herein, but a majority of the Directors present (although less than a quorum) may adjourn any meeting, which may be held on a subsequent date without further notice, provided that a quorum be present at such deferred meeting. If a quorum is present when a meeting is convened, the Directors present may continue to transact business until adjournment, even though the withdrawal of a number of Directors originally present leaves less than the number otherwise required for a quorum.

Section 2.04. Waiver of Notice; Previously Scheduled Meetings

(a) A Director may waive notice of the date, time and place of a meeting of the Board. A waiver of notice by a Director entitled to notice is effective whether given before, at or after the meeting, and whether given in writing, orally, by authenticated electronic communication, or by attendance. Attendance by a Director at a meeting is a waiver of notice of that meeting, unless the Director objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened and thereafter does not participate in the meeting.

(b) If the day or date, time and place of a Board meeting have been provided herein or announced at a previous meeting of the Board, no notice is required. Notice of an adjourned meeting need not be given other than by announcement at the meeting at which adjournment is taken of the date, time and place at which the meeting will be reconvened.

Section 2.05. Action in Writing

Any action which may be taken at a meeting of the Board may be taken without a meeting if authorized by a writing or writings signed, or consented to by authenticated electronic communication, by all of the Directors, and such action shall be effective when signed or consented to by authenticated electronic communication by all of the Directors or at such other time as is set forth therein.

Section 2.06. Electronic Communications

Any action which may be taken at a meeting of the Board may be taken by means of conference telephone, or if authorized by the Board, by any other means of remote communication, by means of which all persons participating in the meeting can hear each other, with the same effect as though all such persons were present in person at such meeting. Participation in a meeting by any such means constitutes presence in person at the meeting.

Section 2.07. Absent Directors

A Director may give advance written consent or opposition to a proposal to be acted on at a Board meeting. If the Director is not present at the meeting, consent or opposition to a proposal does not constitute presence for purposes of determining the existence of a quorum, but consent or opposition shall be counted as a vote in favor of or against the proposal and shall be entered in the minutes or other record of action at the meeting, if the proposal acted on at the meeting is substantially the same or has substantially the same effect as the proposal to which the Director has consented or objected.

Section 2.08. Committees

(a) A resolution approved by the affirmative vote of a majority of the Board may establish committees having the authority of the Board in the management of the business of the corporation to the extent provided in the resolution. Committees shall be subject at all times to the direction and control of the Board, except as provided in paragraph (f) of this Section 2.08 or as otherwise provided by law.

(b) A committee shall consist of one or more natural persons, who need not be Directors, appointed by affirmative vote of a majority of the Directors present at a duly held Board meeting.

(c) Sections 2.01 through 2.07 apply to committees and members of committees to the same extent as those sections apply to the Board and Directors.

(d) Minutes, if any, of committee meetings shall be made available upon request to members of the committee and to any Director.

(e) Unless otherwise provided in the resolution of the Board establishing the committee, a committee may create one or more subcommittees, each consisting of one or more members of the committee, and may delegate to a subcommittee any or all of the authority of the committee. In these Bylaws, unless the language or context clearly indicates that a different meaning is intended, any reference to a committee is deemed to include a subcommittee, and any reference to a committee member is deemed to include a subcommittee member.

(f) The Board may establish a committee composed of one or more independent Directors or other independent persons to consider legal rights or remedies of the corporation and whether those rights and remedies should be pursued.

Section 2.09. Director Nominations

(a) Only persons who are nominated in accordance with the procedures set forth in this Section 2.09 or Section 2.10 are eligible for election as Directors at an annual meeting of shareholders, unless otherwise provided in the Articles of Incorporation.

Nominations of persons for election to the Board of Directors may be made at an annual meeting of shareholders (i) by or at the direction of the Board of Directors or (ii) by any shareholder entitled to vote for the election of Directors who complies with the procedures set forth in this Section 2.09 or Section 2.10.

(b) Nominations by shareholders, other than with respect to nominations by shareholders pursuant to Section 2.10, must be made pursuant to timely notice in writing to the Secretary of the corporation in accordance with this Section 2.09. To be timely, a shareholder's notice of nominations to be made at an annual meeting must be received by the Secretary not less than 90 days prior to the first anniversary of the preceding year's annual meeting. If, however, the date of the annual meeting is more than 30 days before or 60 days after such anniversary date, notice by a shareholder is timely only if so received not less than 90 days before the annual meeting or, if later, within 10 days after the first public announcement of the date of the annual meeting. Except to the extent otherwise required by law, the adjournment of an annual meeting will not commence a new time period for the giving of a shareholder's notice as described above.

(c) A shareholder's notice to the corporation of nominations for an annual meeting of shareholders must set forth:

(i) as to each person whom the shareholder proposes to nominate for election or re-election as a Director: (A) the person's name, (B) all information relating to the person that would be required to be disclosed in solicitations subject to Rule 14a-12(c) under the Exchange Act or that is required pursuant to any other provision of Regulation 14A or any other applicable regulation under the Exchange Act, and (C) the person's written consent to be named in the proxy statement as a nominee and to serve as a Director if elected; and

(ii) as to the shareholder giving the notice: (A) the name and address of such shareholder, as they appear on the corporation's books, and of any beneficial owners on whose behalf the nomination is made, (B) the information called for by Section 1.07(c)(iv) hereof with respect to such shareholder and any such beneficial owner, and (C) a representation that the shareholder is a holder of record of shares of the corporation entitled to vote for the election of Directors, will continue to be a holder of record of shares entitled to vote for the election of Directors through the date of the meeting, and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice.

(d) The presiding officer at such meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed in this Section 2.09 and, if the presiding officer so determines, the defective nomination shall be disregarded.

(e) With respect to this Section 2.09, a shareholder must also comply with all applicable requirements of Minnesota law and the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.09.

Section 2.10. Proxy Access for Director Nominations

(a) Proxy Access Eligibility. Whenever the Board solicits proxies with respect to the election of Directors at an annual meeting of shareholders, subject to the provisions of this Section 2.10, the corporation shall include in its proxy statement for such annual meeting, in addition to any persons nominated for election by the Board or any committee thereof, the name, together with the Required Information (as defined below), of any person nominated for election (the “Shareholder Nominee”) to the Board by a shareholder or group of no more than 20 shareholders that satisfies the requirements of this Section 2.10 (the “Eligible Shareholder”) and that expressly elects at the time of providing the notice required by this Section 2.10 (the “Notice of Proxy Access Nomination”) to have such nominee included in the corporation’s proxy materials pursuant to this Section 2.10. For purposes of this Section 2.10, the “Required Information” that the corporation will include in its proxy statement is (i) the information provided to the Secretary of the corporation concerning the Shareholder Nominee and the Eligible Shareholder that is required to be disclosed in the corporation’s proxy statement pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder, and (ii) if the Eligible Shareholder so elects, a Supporting Statement (as defined below). The Required Information must be provided with the Notice of Proxy Access Nomination.

(b) Maximum Number of Shareholder Nominees. The maximum number of Shareholder Nominees nominated by all Eligible Shareholders that will be included in the corporation’s proxy materials with respect to an annual meeting of shareholders shall not exceed the greater of (i) two or (ii) 20% of the number of Directors in office as of the last day on which a Notice of Proxy Access Nomination may be delivered pursuant to and in accordance with this Section 2.10 (the “Final Proxy Access Nomination Date”) or, if such amount is not a whole number, the closest whole number below 20%. In the event that one or more vacancies for any reason occurs on the Board after the Final Proxy Access Nomination Date but before the date of the annual meeting and the Board resolves to reduce the size of the Board in connection therewith, the maximum number of Shareholder Nominees included in the corporation’s proxy materials shall be calculated based on the number of Directors in office as so reduced. For purposes of determining when the maximum number of Shareholder Nominees provided for in this Section 2.10 has been reached, each of the following persons shall be counted as one of the Shareholder Nominees:

(i) any individual nominated by an Eligible Shareholder for inclusion in the corporation’s proxy materials pursuant to this Section 2.10 whose nomination is subsequently withdrawn,

(ii) any individual nominated by an Eligible Shareholder for inclusion in the corporation’s proxy materials pursuant to this Section 2.10 whom the Board decides to nominate for election to the Board, and

(iii) any Director in office as of the Final Proxy Access Nomination Date who was included in the corporation’s proxy materials as a Shareholder

Nominee for either of the two preceding annual meetings of Shareholders (including any individual counted as a Shareholder Nominee pursuant to the immediately preceding clause (ii)) and whom the Board decides to nominate for re-election to the Board.

Any Eligible Shareholder submitting more than one Shareholder Nominee for inclusion in the corporation's proxy materials pursuant to this Section 2.10 shall rank such Shareholder Nominees based on the order in which the Eligible Shareholder desires such Shareholder Nominees to be selected for inclusion in the corporation's proxy materials. In the event that the number of Shareholder Nominees submitted by Eligible Shareholders pursuant to this Section 2.10 exceeds the maximum number of Shareholder Nominees provided for in this Section 2.10, the highest ranking Shareholder Nominee who meets the requirements of this Section 2.10 from each Eligible Shareholder will be selected for inclusion in the corporation's proxy materials until the maximum number is reached, going in order of the amount (largest to smallest) of shares of common stock of the corporation each Eligible Shareholder disclosed as owned in its Notice of Proxy Access Nomination. If the maximum number is not reached after the highest ranking Shareholder Nominee who meets the requirements of this Section 2.10 from each Eligible Shareholder has been selected, then the next highest ranking Shareholder Nominee who meets the requirements of this Section 2.10 from each Eligible Shareholder will be selected for inclusion in the corporation's proxy materials, and this process will continue as many times as necessary, following the same order each time, until the maximum number is reached.

(c) Required Shares and Minimum Holding Period. In order to make a nomination pursuant to this Section 2.10, an Eligible Shareholder must have owned (as defined below) at least 3% of the corporation's outstanding common stock (the "Required Shares") continuously for at least three years (the "Minimum Holding Period") as of both the date the Notice of Proxy Access Nomination is delivered to the Secretary of the corporation in accordance with this Section 2.10 and the record date for determining the shareholders entitled to receive notice of the annual meeting, and must continue to own the Required Shares through the date of the annual meeting. For purposes of this Section 2.10, an Eligible Shareholder shall be deemed to "own" only those outstanding shares of common stock of the corporation as to which the shareholder possesses both:

(i) the full voting and investment rights pertaining to the shares, and

(ii) the full economic interest in (including the opportunity for profit from and risk of loss on) such shares,

provided that the number of shares calculated in accordance with the immediately preceding clauses (i) and (ii) shall not include any shares:

(A) sold by such shareholder or any of its affiliates in any transaction that has not been settled or closed,

(B) borrowed by such shareholder or any of its affiliates for any purposes or purchased by such shareholder or any of its affiliates pursuant to an agreement to resell, or

(C) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar instrument or agreement entered into by such shareholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of shares of outstanding common stock of the corporation, if, in any such case, such instrument or agreement has, or is intended to have, the purpose or effect of:

(1) reducing in any manner, to any extent or at any time in the future, such shareholder's or its affiliates' full right to vote or direct the voting of any such shares, and/or

(2) hedging, offsetting or altering to any degree any gain or loss realized or realizable from maintaining the full economic ownership of such shares by such shareholder or affiliate.

A shareholder shall "own" shares held in the name of a nominee or other intermediary so long as the shareholder retains the right to instruct how the shares are voted with respect to the election of Directors and possesses the full economic interest in the shares. A person's ownership of shares shall be deemed to continue during any period in which (i) the shareholder has loaned such shares, provided that the person has the power to recall such loaned shared on 3 business days' notice or (ii) the shareholder has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement which is revocable at any time by the shareholder. The terms "owned," "owning" and other variations of the word "own" shall have correlative meanings. Whether outstanding shares of the common stock of the corporation are "owned" for these purposes shall be determined by the Board or any committee thereof. For purposes of this Section 2.10, the term "affiliate" or "affiliates" shall have the meaning ascribed thereto under the General Rules and Regulations under the Exchange Act.

(d) <u>Requirements for a Group</u>.

(i) Whenever the Eligible Shareholder consists of a group of shareholders:

(A) a group of funds under common management and control shall be treated as one shareholder,

(B) each provision in this Section 2.10 that requires the Eligible Shareholder to provide any written statements, representations, undertakings, agreements or other instruments or to meet any other conditions shall be deemed to require each shareholder that is a member of such group to provide such statements, representations, undertakings, agreements or other instruments and to meet such other conditions (except that the members of such group may aggregate their shareholdings in order to meet the 3% ownership requirement of the "Required Shares" definition),

(C) a breach of any obligation, agreement or representation under this Section 2.10 by any member of such group shall be deemed a breach by the Eligible Shareholder, and

(D) the Notice of Proxy Access Nomination must designate one member of the group for purposes of receiving communications, notices and inquiries from the corporation and otherwise authorize such member to act on behalf of all members of the group with respect to all matters relating to the nomination under this Section 2.10 (including withdrawal of the nomination).

(ii) Whenever the Eligible Shareholder consists of a group of shareholders aggregating their shareholdings in order to meet the 3% ownership requirement of the "Required Shares" definition in Section 2.10(c) hereof:

(A) such ownership shall be determined by aggregating the lowest number of shares continuously owned by each such shareholder during the Minimum Holding Period, and

(B) the Notice of Proxy Access Nomination must indicate, for each such shareholder, such lowest number of shares continuously owned by such shareholder during the Minimum Holding Period.

(iii) Any group of funds whose shares are aggregated for purposes of constituting an Eligible Shareholder must, within 5 business days after the date of the Notice of Proxy Access Nomination, provide documentation reasonably satisfactory to the corporation that demonstrates that the funds are under common management and investment control. No person may be a member of more than one group of shareholders constituting an Eligible Shareholder with respect to any annual meeting. For the avoidance of doubt, a shareholder may withdraw from a group of shareholders constituting an Eligible Shareholder at any time prior to the annual meeting and if, as a result of such withdrawal, the Eligible Shareholder no longer owns the Required Shares, the nomination shall be disregarded as provided in Section 2.10(j)(ix).

(e) <u>Deadline for Notice of Proxy Access Nomination</u>. Nominations by shareholders pursuant to this Section 2.10, must be made pursuant to timely notice to the Secretary of the corporation in accordance with this Section 2.10. To be timely, a Notice of Proxy Access Nomination must be received by the Secretary not less than 120 days and not more than 150 days prior to the first anniversary of the date that the corporation distributed its proxy statement to shareholders for the preceding year's annual meeting. If, however, the date of the annual meeting is more than 30 days before or 60 days after the first anniversary date of the preceding year's annual meeting, the Notice of Proxy Access Nomination shall be timely only if received not less than 90 days and not more than 120 days prior to the annual meeting, or if later, within 10 days after the first public announcement of the date of the annual meeting. In no event shall the adjournment of an annual meeting, or the public announcement of such an adjournment, commence a new time period (or extend any time period) for the giving of a Notice of Proxy Access Nomination pursuant to this Section 2.10.

(f) Requirements for Notice of Proxy Access Nomination. To be in proper form for purposes of this Section 2.10, the Notice of Proxy Access Nomination must include or be accompanied by the following:

(i) the information and representations that would be required to be set forth in a shareholder's notice of a nomination pursuant to Section 2.09(c) (including the written consent of each Shareholder Nominee to be named in the proxy statement as a nominee and to serve as a Director if elected),

(ii) one or more written statements from the record holder of the Required Shares (and from each intermediary through which the Required Shares are or have been held during the Minimum Holding Period) verifying that, as of a date within seven calendar days prior to the date the Notice of Proxy Access Nomination is delivered to or mailed and received by the Secretary of the corporation, the Eligible Shareholder owns, and has owned continuously for the Minimum Holding Period, the Required Shares, and the Eligible Shareholder's agreement to provide one or more written statements from the record holder and such intermediaries verifying the Eligible Shareholder's continuous ownership of the Required Shares through the record date for determining the shareholders entitled to receive notice of the annual meeting, which statements must be provided within five business days after the record date,

(iii) a copy of the Schedule 14N that has been filed with the Securities and Exchange Commission as required by Rule 14a-18 under the Exchange Act,

(iv) a representation that the Eligible Shareholder:

(A) will continue to hold the Required Shares through the date of the annual meeting,

(B) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control at the corporation, and does not presently have such intent,

(C) has not nominated and will not nominate for election to the Board at the annual meeting any person other than the Shareholder Nominee(s) it is nominating pursuant to this Section 2.10,

(D) has not engaged and will not engage in, and has not and will not be a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a Director at the annual meeting other than its Shareholder Nominee(s) or a nominee of the Board,

(E) has not distributed and will not distribute to any shareholder of the corporation any form of proxy for the annual meeting other than the form distributed by the corporation,

(F) has complied and will comply with all laws and regulations applicable to solicitations and the use, if any, of soliciting material in connection with the annual meeting,

(G) will file with the Securities and Exchange Commission any solicitation or other communication with the corporation's shareholders relating to the meeting at which the Shareholder Nominee will be nominated, regardless of whether any such filing is required under Regulation 14A of the Exchange Act or whether any exemption from filing is available for such solicitation or other communication under Regulation 14A of the Exchange Act, and

(H) has provided and will provide facts, statements and other information in all communications with the corporation and its shareholders that are or will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make such information, in light of the circumstances under which it was or will be made or provided, not misleading,

(v) an undertaking that the Eligible Shareholder agrees to:

(A) assume all liability stemming from any legal or regulatory violation arising out of communications with the shareholders of the corporation by the Eligible Shareholder, its affiliates and associates or their respective agents and representatives, either before or after providing a Notice of Proxy Access Nomination pursuant to this Section 2.10, or out of the facts, statements or other information that the Eligible Shareholder or its Shareholder Nominee(s) provided to the corporation in connection with the inclusion of such Shareholder Nominee(s) in the corporation's proxy materials, and

(B) indemnify and hold harmless the corporation and each of its Directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the corporation or any of its Directors, officers or employees arising out of any nomination submitted by the Eligible Shareholder pursuant to this Section 2.10, and

(vi) a written representation and agreement from each Shareholder Nominee that such Shareholder Nominee:

(A) is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such Shareholder Nominee, if elected as a Director of the corporation, will act or vote on any issue or question that has not been disclosed to the corporation,

(B) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a Shareholder Nominee that has not been disclosed to the corporation, and is not and will not become a party to any agreement, arrangement or understanding with any person other than the corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a Director,

(C) has read and will comply with the corporation's code of ethics, corporate governance guidelines, stock ownership guidelines, securities trading policy, information security policy and any other policies or guidelines of the corporation applicable to Directors, and

(D) will make such other acknowledgments, enter into such agreements and provide such information as the Board requires of all Directors, including promptly submitting all completed and signed questionnaires required of the corporation's Directors.

(g) Additional Information that May be Required. In addition to the information required pursuant to Section 2.10(f) or any other provision of these Bylaws, the corporation also may require each Shareholder Nominee to furnish any other information:

(i) that may reasonably be requested by the corporation to determine whether the Shareholder Nominee would be independent under the rules and listing standards of the principal United States securities exchanges upon which the common stock of the corporation is listed or traded, any applicable rules of the Securities and Exchange Commission or any publicly disclosed standards used by the Board in determining and disclosing the independence of the corporation's Directors (collectively, the "Independence Standards"),

(ii) that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such Shareholder Nominee, or

(iii) that may reasonably be required to determine the eligibility of such Shareholder Nominee to serve as a Director of the corporation.

(h) Supporting Statement. The Eligible Shareholder may, at its option, provide to the Secretary of the corporation, at the time the Notice of Proxy Access Nomination is provided, a written statement, not to exceed 500 words, in support of the Shareholder Nominee(s)' candidacy (a "Supporting Statement"). Only one Supporting Statement may be submitted by an Eligible Shareholder (including any group of shareholders together constituting an Eligible Shareholder) in support of its Shareholder Nominee(s). Notwithstanding anything to the contrary contained in this Section 2.10, the corporation may omit from its proxy materials any information or Supporting Statement (or portion thereof) that it believes would violate any applicable law or regulation.

(i) Eligible Shareholder and Shareholder Nominee Duty to Update. In the event that any information or communications provided by an Eligible Shareholder or a Shareholder Nominee to the corporation or its shareholders ceases to be true and correct in all material respects or omits a material fact necessary to make such information, in light of the circumstances under which it was made or provided, not misleading, such Eligible Shareholder or Shareholder Nominee, as the case may be, shall promptly notify the Secretary of the corporation of any defect in such previously provided information and of the information that is required to correct any such defect. In addition, any person providing any information pursuant to this Section 2.10 shall further update and supplement such information, if necessary, so that all such information shall be true and correct as of the record date for determining the shareholders entitled to receive notice of the annual meeting and as of the date that is 10 business days prior to such annual meeting or any adjournment or postponement thereof, and such update and supplement (or a written certification that no such updates or supplements are necessary and that the information previously provided remains true and correct as of the applicable date) shall be delivered to or be mailed and received by the Secretary at the principal executive offices of the corporation not later than five business days after the record date for determining the shareholders entitled to receive notice of such annual meeting (in the case of the update and supplement required to be made as of the record date), and not later than seven business days prior to the date of the annual meeting or any adjournment or postponement thereof (in the case of the update and supplement required to be made as of 10 business days prior to the meeting).

(j) Other Reasons to Exclude Shareholder Nominee. Notwithstanding anything to the contrary contained in this Section 2.10, the corporation shall not be required to include, pursuant to this Section 2.10, a Shareholder Nominee in its proxy materials:

(i) for any meeting of shareholders for which the Secretary of the corporation receives notice that the Eligible Shareholder or any other shareholder intends to nominate one or more persons for election to the Board pursuant to the advance notice requirements for shareholder nominees set forth Section 2.09,

(ii) if such Shareholder Nominee would not be an independent Director under the Independence Standards, as determined by the Board or any committee thereof,

(iii) if such Shareholder Nominee's election as a member of the Board would cause the corporation to be in violation of these Bylaws, the Articles of Incorporation, the rules and listing standards of the principal United States securities exchanges upon which the common stock of the corporation is listed or traded, or any applicable state or federal law, rule or regulation,

(iv) if such Shareholder Nominee is or has been, within the past three years, an officer or Director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914,

(v) who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past 10 years,

(vi) if such Shareholder Nominee is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended,

(vii) if such Shareholder Nominee or the Eligible Shareholder who nominated such Shareholder Nominee provides any facts, statements or other information to the corporation or its shareholders required or requested pursuant to this Section 2.10 that is not true and correct in all material respects or that omits a material fact necessary to make such information, in light of the circumstances in which it is made or provided, not misleading,

(viii) if such Shareholder Nominee or the Eligible Shareholder who nominated such Shareholder Nominee otherwise contravenes any of the agreements or representations made by such Shareholder Nominee or Eligible Shareholder or fails to comply with its obligations pursuant to this Section 2.10, or

(ix) If either:

(A) a Shareholder Nominee and/or the applicable Eligible Shareholder breaches any of its or their obligations, agreements or representations under this Section 2.10, or

(B) the Shareholder Nominee otherwise becomes ineligible for inclusion in the corporation's proxy materials pursuant to this Section 2.10 or dies, becomes disabled or is otherwise disqualified from being nominated for election or serving as a Director of the corporation, in each case under this Section 2.10(j)(ix) as determined by the Board, any committee thereof or the chairman of the annual meeting, then:

(1) the corporation may omit or, to the extent feasible, remove the information concerning such Shareholder Nominee and the related Supporting Statement from its proxy materials and/or otherwise communicate to its shareholders that such Shareholder Nominee will not be eligible for election at the annual meeting,

(2) the corporation shall not be required to include in its proxy materials for that annual meeting any successor or replacement nominee proposed by the applicable Eligible Shareholder or any other Eligible Shareholder, and

(3) the Board or the chairman of the annual meeting shall declare such nomination to be invalid, such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been received by the corporation and the named proxies will not vote any proxies received from shareholders with respect to such Shareholder Nominee.

In addition, if the Eligible Shareholder (or a representative thereof) does not appear at the annual meeting to present any nomination pursuant to this Section 2.10, such nomination shall be disregarded as provided in the immediately preceding clause (3).

(k) Resubmission of Shareholder Nominee. Any Shareholder Nominee who is included in the corporation's proxy materials for a particular annual meeting of shareholders but either (i) withdraws from or becomes ineligible or unavailable for election at the annual meeting, or (ii) does not receive at least 25% of the votes cast in favor of such Shareholder Nominee's election, will be ineligible to be a Shareholder Nominee pursuant to this Section 2.10 for the next two annual meetings of Shareholders.

(l) Exclusivity. This Section 2.10 provides the exclusive method for a shareholder to include nominees for election to the Board in the corporation's proxy materials.

Section 2.11. Chairman of the Board

The Board may elect or appoint from its members a Chairman of the Board who shall preside at all meetings of shareholders and of the Board, shall make reports to the Board and shareholders, and shall have such other authority and perform such other duties as the Board may from time to time determine.

OFFICERS

Section 3.01. Number and Designation

The corporation shall have one or more natural persons exercising the functions of the offices of Chief Executive Officer and Chief Financial Officer. The Board and, to the extent permitted by law, the Chief Executive Officer may elect or appoint such other officers or agents as deemed necessary for the operation and management of the corporation, with such powers, rights, duties and responsibilities as may be determined by the Board or the Chief Executive Officer, including, without limitation, a President, one or more Vice Presidents, a Secretary, a Treasurer, one or more Assistant Secretaries, and one or more Assistant Treasurers. Any of the offices or functions of those offices may be held by the same person.

Section 3.02. Chief Executive Officer

Unless otherwise determined by the Board of Directors, the Chief Executive Officer shall have general active management of the business of the corporation, shall see that all orders and resolutions of the Board are carried into effect, and shall perform such other duties as the Board may from time to time determine.

Section 3.03. President

Unless otherwise determined by the Board of Directors, the Chief Executive Officer shall be the President of the corporation. If a person other than the Chief Executive Officer is designated as President, the President shall perform such duties as the Board or the Chief Executive Officer may from time to time determine.

Section 3.04. Chief Financial Officer

Unless otherwise determined by the Board of Directors, the Chief Financial Officer shall keep accurate financial records for the corporation, shall render to the Chief Executive Officer and the Board, whenever requested, an account of the financial condition of the corporation, and shall perform such other duties as the Board or the Chief Executive Officer may from time to time determine.

Section 3.05. Vice Presidents

Any one or more of the Vice Presidents may be designated by the Board or, to the extent permitted by law, the Chief Executive Officer as an Executive or Senior Vice President, and each Vice President shall have such authority and perform such duties as the Board or the Chief Executive Officer may from time to time determine.

Section 3.06. Secretary

Unless otherwise determined by the Board of Directors, the Secretary shall issue notices for all meetings, except as otherwise provided for herein, and the Secretary shall keep minutes of all meetings, have charge of the seal and the corporate books, and make such reports and perform the other duties incident to that office, and shall have such other authority and perform such other duties as the Board or the Chief Executive Officer may from time to time determine.

Section 3.07. Treasurer

The Treasurer shall perform such duties as the Board, the Chief Executive Officer, or the Chief Financial Officer may from time to time determine.

Section 3.08. Term of Office

The officers of the corporation shall hold office until their respective successors are elected or appointed or until their earlier resignation, death or removal. Any officer elected or appointed by the Board may be removed at any time, with or without cause, by the Board or, to the extent permitted by law, by the Chief Executive Officer.

Section 3.09. Vacancies

Vacancies in any office or designation arising from any cause may be filled by the Directors or, to the extent permitted by law, the Chief Executive Officer.

Section 3.10. Delegation; Execution of Instruments

(a) Unless prohibited by the Board, an officer may, without the approval of the Board, delegate some or all of the duties and powers of his or her office to other persons.

(b) All contracts, deeds, mortgages, notes, checks, conveyances, releases of mortgages and other instruments shall be signed on behalf of the corporation by the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer, or any Vice President, or by such other person or persons pursuant to delegated authority or as may be designated or authorized from time to time by the Board or by the Chief Executive Officer.

INDEMNIFICATION

Section 4.01. Generally

The corporation shall indemnify its present and former officers, Directors, and committee members for such expenses and liabilities, in such manner, under such circumstances, and to the fullest extent, as required or permitted by Section 302A.521 of the Minnesota Statutes, as amended from time to time, or as required or permitted by other provisions of law.

Section 4.02. Indemnification Committee

There is hereby established an Indemnification Committee. The committee shall have the fullest authority and responsibility available under Section 302A.521 of the Minnesota Statutes, as amended from time to time, with respect to the determination of indemnification of, and the payment or reimbursement of expenses in advance of the final disposition of a proceeding to, persons who are not, and who were not at the time of the relevant acts or omissions, Directors or officers of the corporation or persons possessing directly or indirectly the power to direct or cause the direction of the management or policies of the corporation. The committee shall consist of the Chief Executive Officer; the senior personnel officer; the Chief Financial Officer and the General Counsel. In the event of vacancy in the office of Chief Executive Officer or in the event that officer is not a member of the Board, the Chairman of the Board shall be an ex officio member of the committee. In the event of vacancy in any other position, the Chief Executive Officer shall appoint an interim member of the committee. By reason of their annual election and designation to these offices, said officers shall be deemed to have been annually appointed to the committee. The committee shall report its actions to the Board at least once in each fiscal year. At that time, the Board shall have the opportunity to ratify the existence and constitution of the committee. At all meetings of the committee, the presence of a least two members shall constitute a quorum for the transaction of business, notwithstanding anything to the contrary provided in Section 2.03 or 2.08(c).

SHARES

Section 5.01. Certificated and Uncertificated Shares

(a) The shares of the corporation shall be either certificated shares or uncertificated shares. Each holder of duly issued certificated shares is entitled to a certificate of shares.

(b) The corporation may determine that some or all of any or all classes and series of the shares of the corporation will be uncertificated shares. Any such determination shall not apply to shares represented by a certificate until the certificate is surrendered to the corporation.

Section 5.02. Execution of Share Certificates

The certificates of certificated shares of the corporation shall bear the corporate seal and shall be signed by the Chairman of the Board, the Chief Executive Officer, or the President and by the Secretary or an Assistant Secretary; but when a certificate is signed by a transfer agent or a registrar the signature of any such corporate officer and the corporate seal upon such certificate may be facsimiles engraved or printed.

Section 5.03. Lost, Stolen or Destroyed Share Certificates

In the event of a certificate of shares being lost, stolen, or destroyed, a new certificate of the same tenor and for the same number of shares as the one lost, stolen or destroyed may be issued pursuant to the standards prescribed from time to time by the Board.

MISCELLANEOUS

Section 6.01. Fiscal Year

The fiscal year of the corporation shall commence on whatever date the Sunday shall fall which Sunday immediately follows the Saturday which is nearest to the last day of January in any one year, and such fiscal year shall end on whatever date the Saturday which is nearest to the last day of January in the following year shall fall.

Section 6.02. Amendments

These Bylaws may be altered, amended, added to, or repealed by the affirmative vote of a majority of the members of the Board at any regular meeting of the Board, or at any special meeting of the Board called for that purpose, subject to the power of the shareholders to change or repeal such Bylaws and subject to any other limitations on such authority of the Board provided by the Minnesota Business Corporation Act.